FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-206705-13

From: Db Cmbs Deutsche Bank (DEUTSCHE BANK SECURI) [mailto:ddeutscheb33@bloomberg.net]

Sent: Friday, May 04, 2018 3:10 PM

Subject: COMM 2018-COR3 **FINAL PRICING DETAILS** PUBLIC

COMM 2018-COR3 -- NEW ISSUE CMBS

NEW ISSUE CMBS ***PUBLIC PRICED***

***SETTLEMENT DATE: MAY 22, 2018***

CLASS	M/F/K	SIZE (MM)	C/E	WAL	COUPON	PRICE	YIELD	SPRD
A-1	Aaa/AAA/AAA	11.703	30.000%	2.88	3.0980%	99.997443%	3.0902%	S+25
A-SB	Aaa/AAA/AAA	17.303	30.000%	7.36	4.1810%	102.995972%	3.7260%	S+78
A-2	Aaa/AAA/AAA	303.000	30.000%	9.42	3.9610%	100.995135%	3.8531%	S+88
A-3	Aaa/AAA/AAA	372.251	30.000%	9.83	4.2280%	102.994031%	3.8797%	S+90
A-M	Aa2/AAA/AAA	56.593	24.375%	9.88	*	102.994715%	4.0606%	S+108
B	NR/AA-/AA	51.561	19.250%	9.88	**	102.999906%	4.2306%	S+125
C	NR/A-/A-	49.047	14.375%	9.88	***	97.896474%	4.9306%	S+195

*CLASS A-M IS WAC-21.875BPS

**CLASS B IS WAC-4.750BPS

***CLASS C IS WAC

FIRST DISTRIBUTION DATE: JUNE 12, 2018

DEUTSCHE BANK TRADING DESK CONTACTS:
RYAN HORVATH	212-250-5149
DAN PENN	212-250-5149

CITIGROUP SYNDICATE DESK CONTACTS:
RAUL OROZCO	212-723-1295
MATT PERRY	212-723-1295

JPM SPG SYNDICATE CONTACTS:
ANDY CHERNA	212-834-4154
ANUSHA JOLY	212-834-4154
JENNIFER KORNBLAU	212-834-4154
MAGGIE D'ARCY	212-834-4154

JPM CMBS BANKING CONTACTS:
KUNAL SINGH	212-834-5467
BRAD HORN	212-834-9708

JPM CMBS TRADING DESK CONTACTS:
ANDY TAYLOR	212-834-3111
AVINASH SHARMA	212-834-3111

**************************************************************************

Investors are urged to read the final prospectus relating to these securities because it contains important information regarding the offering that is not included herein. The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus if you request it by calling toll-free 1-800-503-4611 or e-mailing a request to prospectus.cpdg@db.com.

The asset-backed securities referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Deutsche Bank Securities Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Deutsche Bank Securities Inc. and the other underwriters may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only. This preliminary prospectus is not required to contain all information that is required to be included in the prospectus. The information in this prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC (registration statement file no. 333-206705) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or by e-mailing a request to prospectus.cpdg@db.com. The securities may not be suitable for all investors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

**************************************************************************

-------------------------------------------------------------------------------

This may contain confidential and/or privileged information and is intended for Institutional Customers Only. If you are not the intended recipient (or have received this communication in error) please notify the sender immediately and delete this message. Any unauthorized copying, disclosure or distribution of the material in this communication is strictly forbidden.

Please refer to http://globalmarkets.db.com/new/content/3045.html for information on the content and the applicability of US regulations.

Please refer to http://www.db.com/en/content/eu_disclosures.htm for additional EU corporate and regulatory disclosures.

---

This communication may contain confidential and/or privileged information. If you are not the intended recipient (or have received this communication in error) please notify the sender immediately and destroy this communication. Any unauthorized copying, disclosure or distribution of the material in this communication is strictly forbidden.

Please refer to https://db.com/disclosures for additional EU corporate and regulatory disclosures.

Deutsche Bank does not render legal or tax advice, and the information contained in this communication should not be regarded as such.